Exhibit 3.4

ENGLISH TRANSLATION FOR INFORMATION PURPOSES ONLY

pasqal

Simplified joint-stock company with capital of 867,886.40 euros
Registered office at 24, rue Emile Baudot – 91120 Palaiseau

849 441 522 R.C.S. Evry

ARTICLES OF ASSOCIATION

English language translation for information purposes only

Updated by decisions of the President on June 23, 2026

Certified true by the President

TITLE I

FORM - PURPOSE - NAME - REGISTERED OFFICE
DURATION - FINANCIAL YEAR

Article 1 - Form of the Company

A simplified joint stock company (société par actions simplifiée) is hereby formed, to be governed by the laws and regulations in force, in particular Articles L.227-1 et seq. of the French Commercial Code, and by these articles of association (the “Articles of Association”).

The Company may operate in the same form with one or more shareholders.

In the event of all shares being held by a single shareholder, the sole shareholder exercises the powers vested in the general meeting of shareholders by the Articles of Association.

Article 2 - Purpose

The Company’s purpose, directly or indirectly, in France and abroad, is to:

-	the study, design, manufacture, marketing, distribution, development, operation and maintenance of software, systems, components, computer solutions and hardware and simulators, the production of prototypes and technological or innovative products or elements relating to the use of neutral atoms manipulated by laser, including for this purpose the exploitation and development of research, patents and know-how relating to these concepts and technologies;

-	consulting in the fields of quantum computing, quantum information science and lasers;

-	engineering, research and consulting services in quantum computing, quantum simulation and new quantum information technologies, as well as advice and assistance in this field;

-	the study, design, manufacture, prototyping and marketing of technological or innovative solutions, systems, hardware and simulators;

-	research and development in all the above areas;

-	taking out, filing, registering, acquiring, exploiting or transferring all processes, patents, trademarks and, more generally, all intellectual property rights relating to the aforementioned matters

-	the acquisition of all equity and quasi-equity interests and holdings, including full ownership of the capital of one or more French or foreign commercial, industrial, financial or other companies, whatever their purpose, whether created or to be created, by any means and in any form whatsoever (in particular by way of creation, contribution, subscription, purchase of shares or corporate units, merger, joint venture or grouping), the administration, management, control and development of said interests and holdings;

-	the management, disposal and consolidation of these interests and holdings;

-	and more generally all economic, legal, industrial and commercial operations,

-	civil, financial, movable or immovable property directly or indirectly related to its corporate purpose, or any similar, related or complementary purposes, or purposes likely to promote the extension or development thereof.

The Company may act, both in France and abroad, on its own behalf or on behalf of third parties, either alone or in partnership, association, economic interest grouping or company, with any other companies or persons, and carry out, in any form whatsoever, directly or indirectly, transactions falling within its purpose.

Article 3 - Name

The Company’s name is “pasqal”.

All deeds and documents issued by the Company and intended for third parties must state the Company’s name, preceded or followed immediately and legibly by the words “société par actions simplifiée” or the initials “SAS”, “société par actions simplifiée unipersonnelle” and “SASU” in the case of a single shareholder, and a statement of the amount of share capital, and the place and number of the Company’s registration in the Trade and Companies Register.

Article 4 - Registered office

The head office is located at 24, rue Emile Baudot – 91120 Palaiseau.

It may be transferred to any other location by simple decision of the President, who in this case is authorized to amend the Articles of Association accordingly.

Agencies, branches and depots may be set up anywhere and in any country by simple decision of the President, who may then transfer or close them as he sees fit.

Article 5 - Duration

The Company’s term is set at ninety-nine (99) years from the date of its registration in the Trade and Companies Register, except in the event of early dissolution or extension.

Article 6 - Financial year

The financial year begins on January 1er and ends on December 31 of each year.

TITLE II

CONTRIBUTION - CAPITAL - SHARES

Article 7 - Share capital

The share capital is set at the sum of eight hundred sixty-seven thousand eight hundred eighty-six euros and forty cents (€867,886.40).

It is divided into eight million six hundred seventy-eight thousand eight hundred sixty-four (8,678,864) shares of ten euro cents (€0.10) of nominal value each (the “Shares”), fully paid up, including three million three hundred forty-seven thousand nine hundred six (3.347.906) non-labelled ordinary shares, two million one hundred and forty-one thousand four hundred (2,141,400) ordinary shares labelled in the articles of association “A Shares” for identification purposes only, one million three hundred and twenty-two thousand nine hundred (1,322,900) ordinary shares labelled collectively as “B Shares” for identification purposes only, four hundred and fifty-eight thousand seven hundred (458,700) ordinary shares labelled as “Seed Shares” for identification purposes only and, one million four hundred seven thousand nine hundred and fifty-eight (1,407,958) ordinary shares labelled “C Shares” for identification purposes only.

Article 8 - Changes in capital

Share capital may be increased or reduced in accordance with the French Commercial Code and these Articles of Association.

Article 9 - Release of shares

Shares subscribed for in cash must be paid up to at least half their par value when they are subscribed for at the time of incorporation, to at least a quarter of their par value when they are subscribed for in the event of a capital increase and, where applicable, to the full amount of the issue premium.

The surplus is paid up in one or more instalments, as decided by the President, within a maximum period of five (5) years from the date of registration in the Trade and Companies Register in the case of incorporation, or from the date on which the transaction becomes final in the case of a capital increase.

Article 10 - Form of shares - Certificate of registration

Shares are held in registered form.

Ownership results from their registration in the name of the holder(s) in accounts held for this purpose by the Company under the terms and conditions provided by law.

Share registration certificates are validly signed by the President or any other person delegated by the President for this purpose. They are issued by the Company to any shareholder who requests them.

Preference shares may be created, with or without voting rights, with special rights of any kind, on a temporary or permanent basis, in compliance with the legal provisions in force.

Article 11 - Rights and obligations attached to shares

Each share entitles its owner to one vote.

The shareholders are liable only up to the amount of their contributions.

Article 12 - Transfer of shares

Shares are transferred to the Company and third parties by means of a transfer from the transferor’s account to the transferee’s account, on production of a movement order. The transfer is recorded in advance in a chronologically-kept and, initialed register known as the “share movement register”.

The Company is obliged to make this entry and transfer as soon as it receives the transaction order.

The transaction order, drawn up on a form provided or approved by the Company, is signed by the transferor or his representative.

Share transfers are subject to compliance with the provisions of the Shareholders’ Agreement. Any transfer carried out in breach of the Shareholders’ Agreement will be deemed to have been carried out in breach of the Articles of Association and will therefore be null and void in accordance with the provisions of Article L.227-15 of the French Commercial Code.

TITLE III

MANAGEMENT AND CONTROL OF THE COMPANY

Article 13 - The President – the Managing Director and the deputy Managing Director

13.1 The President

The Company is managed and administered by a President, who may be a natural person or a legal entity, whether a shareholder or not.

If the President is a legal entity, he must appoint a natural person as his representative, who may be either the legal representative of the said entity or a permanent representative.

The President is appointed and dismissed by decision of the shareholders.

The shareholders determine the President’s term of office and, where applicable, his remuneration.

The President is reimbursed for expenses incurred in the performance of his duties on presentation of receipts.

The President’s term of office is renewable without limitation by decision of the shareholders.

The President may only be removed for just cause by a resolution of the shareholders.

The duties of the President of the Company are also terminated by the death of the President, the expiry of his term of office, the commencement of protection, receivership or liquidation proceedings against him, or by his resignation. In the event of resignation, the President must give one (1) month’s notice, which may be reduced by the general meeting of shareholders deciding on the replacement of the resigning President.

The President is, with respect to third parties, President of the Company within the meaning of Article L.227-6 of the French Commercial Code.

The President is the Company’s legal representative: he represents the Company in dealings with third parties and is vested with the broadest powers to act in all circumstances on behalf of the Company within the limits of its corporate purpose.

The President is responsible for the general management of the Company. This includes the right to manage the Company, hire or fire employees, set their salaries and sign their employment contracts, and generally do whatever is necessary for the proper technical, administrative and commercial management of the Company (the “General Management”).

In dealings with third parties, the Company is bound even by acts of the President that do not fall within the corporate purpose, unless it can prove that the third party knew that the act exceeded that purpose or could not have been unaware of it given the circumstances, it being excluded that the mere publication of the Articles of Association is sufficient to constitute such proof.

The President may delegate some of his powers to perform specific functions or acts to any person of his choice, with or without the option of sub-delegation.

13.2 The managing director and the deputy managing director

The shareholders may appoint one or more managing directors or deputy managing directors.

Managing directors or deputy managing directors are natural or legal people, whether or not they are associated.

If the managing director or the deputy managing director is a legal person, then he must appoint a natural person representative, who may be the legal representative of that legal person or a permanent representative.

The shareholders determine the term of office of the managing director (and the deputy managing director) and, where applicable, set his or her remuneration in this respect.

The managing director (and the deputy managing director) shall be reimbursed for expenses incurred in the performance of his duties upon presentation of supporting documents.

The term of office of the managing director (and the deputy managing director) shall be renewable by decision of the president, without limitation.

The managing director (and the deputy managing director) may be dismissed only for good cause by a decision of the shareholders.

The managing director (and the deputy managing director) may also resign under the same conditions as the president. The functions of the managing director (and deputy managing director) shall also end upon the death, the expiry of his or her term of office, the opening of safeguard, receivership or judicial liquidation proceedings against him or her or by the resignation of the person concerned. In the event of resignation, the managing director (and the deputy managing director) must give one (1) month’s notice, which may be reduced by the collective of shareholders who will have decided on the replacement of the resigning managing director (and the deputy managing director).

In accordance with Article L.227-6 of the French Commercial Code, the managing director and the deputy managing director are legal representatives of the Company: each represents the Company vis-à-vis third parties and is vested with the most extensive powers to act in all circumstances on behalf of the Company within the limits of the Company’s purpose.

The managing director and the deputy managing director of the Company are each responsible for the General Management of the Company.

In relations with third parties, the Company is bound even by the acts of the managing director or the deputy managing director which do not fall within the corporate purpose, unless it proves that the third party knew that the act went beyond this purpose or that he could not have been unaware of it in view of the circumstances, it being excluded that the mere publication of the Articles of Association is sufficient to constitute this proof.

The managing director or the deputy managing director may delegate some of his or her powers for the exercise of specific functions or the performance of certain acts to any person of his or her choice, with or without the option of sub-delegation.

All acts and commitments concerning the Company, of whatever nature, are validly signed by the president, the managing director or the deputy managing director as well as by any special proxy, each acting within the limits of his powers.

Article 14 - Agreements between the Company and the President or one of its Managing Directors

The Statutory Auditor or, if he has not been appointed, the President, presents a report to the shareholders on agreements entered into directly or through an intermediary between the Company and its President, one of its officers, or through an intermediary between the Company and its President, one of its officers, one of its shareholders holding more than ten percent (10%) of the voting rights or, in the case of an shareholder, the company controlling it within the meaning of Article L.233-3 of the French Commercial Code.

The shareholders approve this report and the aforementioned agreements.

Nonetheless, unapproved agreements continue to have effect, with the interested party and, where applicable, the President and other executive officers, being responsible for bearing the consequences for the Company.

Notwithstanding the provisions of the first paragraph of this article, when the Company has only one shareholder, only agreements entered into directly or through intermediaries between the Company and its manager are recorded in the register of decisions.

Article 15 - Statutory auditors

The Company is audited by one or more statutory auditors, appointed in accordance with the law.

In accordance with the provisions of Article L.823-1 of the French Commercial Code, when the principal statutory auditor is a natural person or a one-person company, one or more alternate statutory auditors are appointed by the shareholders under the same conditions and for the same term, to replace the principal statutory auditor(s) in the event of refusal, impediment, resignation or death.

Statutory and alternate auditors are appointed for a term of six (6) years.

Statutory and alternate auditors may be re-elected at any time.

The Statutory Auditors must provide the President with the reports required by law, so that he can send them to the shareholders, or make them available to them, at the time of any collective decision, in particular the report referred to in Article L. 227-10 of the French Commercial Code.

Where there is a statutory auditor, he or she is notified of the meeting at the same time as the shareholders and in the same way. The statutory auditor is notified of the agenda for the shareholders’ meeting and, at his or her request, receives all the information intended for the shareholders in accordance with the law, regulations and the Articles of Association. The Statutory Auditor may provide the shareholders with his observations on the matters on the agenda or on any other matter within his competence.

The Statutory Auditor is invited to attend all Shareholders’ Meetings.

TITLE IV

SHAREHOLDER DECISIONS

Article 16 - Consultation of the shareholders

The shareholders are called upon to take a collective decision at least once a year, within six (6) months of the close of the financial year, to approve the accounts for the past financial year.

Other collective decisions are taken at any time of the year.

The following are subject to the sole collective decision of the shareholders:

(i)	approval of the annual financial statements (parent company and, where applicable, consolidated) and the appropriation of earnings within six (6) months of the end of the financial year (including any dividend distribution),

(ii)	the issue of marketable securities and/or securities giving access to the Company’s capital,

(iii)	issuing debt securities such as bonds,

(iv)	appointment and dismissal of the President, Managing Director and deputy Managing Director,

(v)	setting the remuneration of the President, the Managing Director and deputy Managing Director,

(vi)	appointment of statutory auditors,

(vii)	approval of the Statutory Auditors’ reports on regulated agreements,

(viii)	the extension or modification of the corporate purpose,

(ix)	increase, reduction or amortization of capital,

(x)	the repurchase by the Company of all or part of its own shares,

(xi)	mergers, demergers, universal transfer of assets and liabilities, contributions or partial contributions of assets by (or to) the Company,

(xii)	the extension of the Company’s term,

(xiii)	the Company’s transformation,

(xiv)	the decision whether or not to continue as a going concern in the event that shareholders’ equity falls below half of the share capital,

(xv)	the dissolution and/or liquidation of the Company,

(xvi)	the adoption or modification of any clause providing for (i) the temporary inalienability of shares, (ii) the need for approval in the event of a share transfer, (iii) the possibility of excluding a shareholder, or (iv) special rules in the event of a change in control of an associate company,

(xvii)	the transfer of 50% or more of the Company’s capital or substantially all of its assets;

(xviii)	an IPO;

(xix)	and more generally, any decision having the effect of directly or indirectly amending the Company’s Articles of Association, except where such authority has been expressly vested in the President.

All other decisions are the exclusive responsibility of the President, the Managing Director and the deputy Managing Director.

Article 17 - Consultation procedure

Collective decisions are taken by the President of the Company.

Where there are several shareholders, decisions of any kind are taken, at the discretion of the President, either at a General Meeting or by written consultation. They may also result from a private deed recording the unanimous decisions of the shareholders (notably on an electronic signature platform).

Article 18 - General meetings, written consultations, private deeds

18.1 Shareholders’ meetings

The General Meeting is convened by the President, eight (8) days before the date of the meeting, by any means (including e-mail) mentioning the day, time, place and agenda of the meeting. This period may be reduced to three (3) days in the event of an emergency.

However, when all shareholders are present or represented, the General Meeting is validly convened verbally and without delay, subject to the right to prior information of the statutory auditor and the social and economic committee.

The President sends the necessary documents to the shareholders. The Annual General Meeting may be held at any location specified in the notice of meeting.

The meeting may be organized by telephone or audiovisual teleconference, enabling all or some of the shareholders to avoid meeting in person. These means of teleconferencing must enable the shareholders to identify themselves and must guarantee their effective participation and the confidentiality of discussions.

The General Meeting is chaired by the President, failing whom it elects its own President.

The President may appoint a secretary from among or outside the shareholders.

At each meeting, an attendance sheet is kept (except in the case of a sole shareholder) showing the shareholders present and represented, and minutes are drawn up as indicated below. If the shareholders take part in the General Meeting by means of telephone or audiovisual teleconferencing, the President of the meeting signs the attendance sheet on their behalf.

The attendance sheet is signed by the President of the meeting.

All shareholders have the right to take part in collective decisions, either themselves or through a proxy of their choice, who may or may not be a shareholder, with the exception of persons carrying on a business that competes with or is similar to that of the Company and/or companies in which the Company holds equity interests. Voting rights may be exercised by any means of written communication (including fax and e-mail).

Each shareholder may also vote by mail by returning a ballot to the Company by registered letter with acknowledgement of receipt, by hand-delivered letter with acknowledgement of receipt or by e-mail to the Company within two (2) days of the meeting notice issued by the President.

Voting forms may be sent by the Company by any means (notably by e-mail). Remote voting forms are taken into account for the purposes of counting votes, provided they have been received by the Company at least one day before the General Meeting.

In all cases, the President draws up the minutes of the meeting within seven (7) days of the General Meeting, after indicating:

-	consultation mode;

-	the place, date and time of the General Meeting;

-	the list of documents and reports sent to the shareholders;

-	a presentation of the debates;

-	the text of decisions put to the vote and the results of votes.

The minutes are signed by the President and, if the President also wishes, by the Secretary.

The President sends a copy of the minutes to all shareholders by any means (including e-mail). In the absence of written comments within seven (7) days of the minutes being sent, each shareholder is deemed to have accepted all the terms of the minutes.

The minutes, duly signed by the President and, where applicable, the Secretary, are retained by the Company.

18.2 Written consultations

In the case of consultation by correspondence (including any consultation carried out by fax or electronic transmission), the text of the proposed decisions (and a corresponding ballot paper) as well as the documents necessary to inform the shareholders are sent by the president to each shareholder, by all means of written communication (including fax and e-mail).

The Shareholders have a period of eight (8) days, from the receipt of the draft decisions, to send their vote (and the ballot paper) to the president.

The vote may be cast by any means of written communication (including fax and e-mail).

If a shareholder does not respond within the time limit mentioned above, he or she is considered to have accepted the proposed decisions.

If the votes of all the shareholders are received before the expiry of the said period, the decision(s) concerned will be deemed to have been voted on on the date of receipt of the last vote.

The collective decision of the shareholders shall be the subject of a report drawn up within fifteen (15) days at the end of the ten (10) day period and signed by the president (in the appendix to which each of the responses received from the shareholders appears) containing the following information:

-	the mode of consultation;

-	the identity of the shareholders who responded;

-	the text of the decisions and the result of the vote for each proposed decision;

-	the list of documents and reports sent to the shareholders.

This report shall be immediately communicated to the Company for safekeeping.

18.3 Private deeds

The shareholders’ decision may also be expressed in the form of a private deed signed by all the shareholders.

The shareholders may give a power of attorney to any person of their choice (shareholder or not) to sign the deed in question, with the exception of persons carrying on a business competing with or similar to that of the Company and/or companies in which the Company holds an interest. Voting rights may be exercised by any means of written communication (including fax and e-mail).

This collective decision of the shareholders is recorded in minutes drawn up and signed by all the shareholders and containing the following information:

-	consultation mode;

-	the identity of the shareholders signing the deed;

-	the text of the decisions and the corresponding decision of the shareholders;

-	the list of documents and reports sent to shareholders.

These minutes are immediately sent to the Company for safekeeping.

18.4 Shareholders’ right to information

Whatever the method of consultation, all decisions taken by the shareholders must be the subject of prior information including the agenda, the text of the decisions and all documents and information enabling them to give an informed opinion on the decision(s) submitted for their approval.

Reports drawn up by the President (as well as any information documents) must be sent to the shareholders, at the Company’s expense, at the same time as they are convened.

Article 19 - Majority and quorum

Subject to legal provisions (notably Articles L.227-3 and L.227-19 of the French Commercial Code) requiring unanimous approval by the shareholders, collective resolutions are adopted as follows:

-	by a qualified majority of sixty-six percent (66%) for the decisions referred to in (iv), (xvii) and (xviii) of article 16;

-	by a simple majority of the votes cast by the shareholders present or represented (or having returned the ballot paper in the case of a written consultation, or the remote voting ballot paper in the case of a remote vote).

Collective decisions of the shareholders are validly adopted, on the first call of the General Meeting, only if the shareholders present or represented or having voted by correspondence own at least sixty percent (60%) of the shares with voting rights.

The General Meeting will be convened on second call, on the same agenda and at least five (5) days after the date of the meeting on first call, with no quorum required.

Article 20 - Social and economic committee

Where a social and economic committee has been set up, the members of the committee’s staff delegation, appointed in accordance with the provisions of the French Labor Code, exercise their rights as defined in Article L.2312-76 of the said Code with the President.

Article 21 - Sole shareholder

In the event of all shares being held by a single shareholder, the sole shareholder exercises the powers vested in the general meeting of shareholders by these Articles of Association.

TITLE V

FINANCIAL STATEMENTS - APPROPRIATION AND DISTRIBUTION OF NET INCOME

Article 22 - Financial statements

Regular accounting records are kept of corporate transactions in accordance with the provisions of the French Commercial Code.

The President prepares the inventory, the parent company financial statements (and consolidated financial statements, where applicable) and the management report in accordance with French law and commercial practice.

He submits them to the shareholders for approval within six (6) months of the year-end.

Article 23 - Appropriation and distribution of net income

At least one-twentieth of net income for the year, less any prior-year losses, is transferred to a reserve fund known as the “legal reserve”. This deduction ceases to be compulsory when the reserve reaches one-tenth of the share capital; it must resume when, for any reason whatsoever, the reserve falls below this proportion.

Article 24 - Dividend payment terms

The terms and conditions of dividend payment are set by a collective decision of the shareholders. Cash dividends must be paid within a maximum period of nine (9) days. months after the end of the fiscal year, unless this period is extended by court order.

TITLE VI

DISSOLUTION - LIQUIDATION - TRANSFORMATION

Article 25 - Shareholders’ equity less than half the share capital

If, as a result of losses recorded in the accounting records, the Company’s shareholders’ equity falls below half of the share capital, the President is required, within four months of approval of the financial statements showing the loss, to consult the shareholders in order to decide whether to dissolve the Company early.

If the Company is not dissolved, it must, by the end of the second financial year following the year in which the losses were incurred, and subject to the provisions of Article L.224-2 of the French Commercial Code, reduce its capital by an amount at least equal to the amount of the losses that could not be charged to reserves, if by then shareholders’ equity has not been reconstituted to a value at least equal to half the share capital.

If the shareholders are not consulted, or if they are unable to validly deliberate on the last notice of meeting, any interested party may apply to the courts for the Company to be dissolved. The same applies if the provisions of paragraph 2 above have not been applied.

Article 26 - Dissolution and liquidation

The dissolution and liquidation of the Company are carried out in accordance with applicable laws and regulations.

Article 27 - Conversion

The Company may convert into any other form of company.

TITLE VII
CONTESTATIONS

Article 28 – Disputes

All disputes arising between the Company and the shareholders, or between the shareholders themselves, in connection with the Company’s affairs, either during the term of the Company or during its liquidation, shall be submitted to the jurisdiction of the competent courts of the registered office.